Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT, pursuant to an interim order of the Superior Court of Québec dated August 8, 2025 (as the same may be amended, the “Interim Order”), a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) of Theratechnologies Inc. (the “Corporation”) will be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), for the following purposes:

(1)

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix C attached to the accompanying management proxy circular (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) (the “QBCA”) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC ( “Future Pak”), as more particularly described in the Circular; and

(2)	to transact any other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Meeting will be held in a hybrid format, in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. We hope that hosting a hybrid meeting will increase shareholder participation as it will enable attendance regardless of geographic location.

Shareholders are entitled to vote at the Meeting in person or by proxy, with each Share entitling the holder thereof to one (1) vote at the Meeting. The Board of Directors of the Corporation has fixed August 13, 2025 as the record date for determining Shareholders who are entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. Only Shareholders whose names have been entered in the register of the Corporation as at the close of business on such date will be entitled to receive notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

Whether or not you are able to attend the Meeting, Shareholders are strongly encouraged to vote in advance electronically, by telephone or by mail, by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting of Shareholders. Detailed instructions on how to complete and return proxies and voting instruction forms by mail or e-mail are provided starting on page 25 of the Circular. Proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6, Attention: Proxy Department, not later than 10:00 a.m. (Eastern time) on September 10, 2025 (or not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed). Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his discretion, without notice.

Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (each, an “Intermediary”), should carefully follow the instructions set forth in the enclosed voting instruction form to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

Pursuant to and in accordance with the plan of arrangement attached as Appendix B to the accompanying Circular (the “Plan of Arrangement”), the Interim Order and the provisions of Chapter XIV the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Superior Court of Québec (the “Court”)), registered Shareholders (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holders against the Arrangement Resolution) may exercise dissent rights with respect to all of their Shares (the “Dissent Rights”) in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser (less any applicable withholdings). Dissent Rights are more particularly described in the accompanying Circular. A registered Shareholder who wishes to exercise Dissent Rights must send to the Corporation a written notice informing the Corporation of such Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which Dissent Notice must be received by the Corporation at its head office located at 2015 Peel Street, 11th Floor, Montreal, Québec, Canada H3A 1T8, Attention: Mtre. Jocelyn Lafond, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada H3C 0B4, Attention: Mtres. Brandon Farber and Hugo Séguin, not later than 5:00 p.m. (Eastern time) on September 10, 2025 or not later than 5:00 p.m. (Eastern time) on the business day that is two business days (excluding Saturdays, Sundays and holidays) immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be. Failure to strictly comply with the requirements set forth in Chapter XIV of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a non-registered Shareholder who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the name of such holder prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered Shareholder of such Shares to exercise Dissent Rights on behalf of such Shareholder. A Shareholder wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares registered in the name of such Shareholder if such Shareholder exercised all the voting rights carried by those Shares against the Arrangement Resolution. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

If you have any questions or require assistance with voting or in completing your form of proxy or voting instruction form, please contact Laurel Hill Advisory Group, the Corporation’s shareholder communications advisor and proxy solicitation agent, by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (outside of North America), or by email at assistance@laurelhill.com.

Questions on how to complete your Letter of Transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

Dated at Montreal, Québec, Canada, August 12, 2025.

By order of the Board of Directors,

(signed) Jocelyn Lafond

Jocelyn Lafond

General Counsel and Corporate Secretary

Theratechnologies Inc.